

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Ralph Hofmeier
Chief Executive Officer
Energy & Water Development Corp
7901 4th St. N, Suite 4174
St. Petersburg, FL 33702

> **Re: Energy & Water Development Corp**
> **Amendment No. 2 to Information Statement on Form 1-A**
> **Filed June 25, 2020**
> **File No. 024-11168**

Dear Mr. Hofmeier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2020 letter.

Amendment No. 2 to Offering Circular

Summary
Overview of the Company, page 1

1. Please revise disclosure throughout your offering circular to discuss your current clients and the material terms of your contract awards. In this regard, we note disclosure in Note 6 to your Consolidated Financial Statements that your commercial distributor, EAWC-TV, has secured your first customer and has placed a related $550,000 order for a solar powered atmospheric water generator. Also, please provide an update on the status of your contract award from Arriyadh Development Authority of Saudia Arabia, filed as Exhibit 6.12. Finally, we reference your June 18, 2020 press release announcing your Contract Award from the Iraqi Project and Contracting Office to supply 20 self-sufficient

energy supply atmosphere water generation systems to various Iraqi projects. Please disclose the material terms of this award in your offering circular and file the Contract Award as an exhibit.

 You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 at with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Amy K. Maliza